

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Richard K. Pertile
Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street N. #138
Clearwater, FL 33760

> **Re: Acacia Diversified Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2018**
> **File No. 333-224319**

Dear Mr. Pertile:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Material Terms of Equity Purchase Agreement with Peak One
The Equity Line, page 22

1. We note your response to our prior comment 5 and reissue. To clarify, our prior comment did not request disclosure of the number of shares the investor could presently sell. Rather, based on the company's current market price and the terms of the Purchase Agreement, please calculate and disclose the total number of shares that could be issued under the agreement with Peak One based on the current market price, assuming you were to meet the trading volume under the Purchase Agreement. Please note that this

disclosure would provide investors with the maximum number of shares potentially issuable to Peak One under the Purchase Agreement at the current market price.

2.   We note your response to our prior comment 6 and reissue in part. Please revise your disclosure to update the table on page 24 with information about your current market price, volume and other information as disclosed in your response letter. In addition, if true, clearly state that your are not currently able to draw any funds out of the Purchase Agreement. In this regard, please also add a risk factor addressing this risk that you may not be able to draw funds out the Purchase Agreement.

3.   We note your response to our prior comment 7 and reissue because you did not revise your registration statement. Please disclose the amount of funds you could raise from the equity line in regards to the number of shares registered in this registration statement, based on the current trading price of your stock.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Clifford J. Hunt, Esq.